United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                                  QUIXIT, INC.
                        ---------------------------------
                                (Name of Issuer)


                                     Common
                                   ----------
                         (Title of Class of Securities)



                                  -------------
                                 (Cusip Number)


                                 H. Daniel Boone
                              1231 Pine Walk Trail
                                Spring, TX 77380
                                  281-355-5220
                         -----------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 15, 2003
                             ------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)


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                                  SCHEDULE 13D



CUSIP NO.:                                                     Page 1 of 6 Pages


1.       Name of Reporting Person and
         S.S. or I.R.S. Identification No.

         H. Daniel Boone

2.       Check the Appropriate Box if A Member of a Group*

         /  /


3.       SEC Use Only


4.       Source of Funds

         NA

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         /  /

6.       Citizenship or Place of Organization

         USA

7.       Sole Voting Power

         100,000

8.       Shared Voting Power

         None

9.       Sole Dispositive Power

         100,000

10.      Shared Dispositive Power

         None

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         100,000

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12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         / /

13.      Percent of Class Represented by Amount in Row (11)

         2%

14.      Type of Reporting Person

         IN

Item 1.  Security & Issuer

     This Schedule relates to the sale of beneficial ownership of 4,400,000 Common Stock of Quixit, Inc. (hereinafter the "Company"), whose principal place of business is located at 7609 Ralston Road, Arvada CO 80002 by reporting person to Top Group Corp., a New York corporation.

Item 2.  IDENTITY & BACKGROUND

I.       a.       Name:  H. Daniel Boone ("Reporting Person")

         b.       Address:  1231 Pine Walk Trail, Spring, TX  77380

         c.       Occupation:  Investor

         d. The reporting person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).

         e. The reporting person has not during the last five years been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree or order of any type been entered against reporting person.

         f.       Citizenship: USA

Item 3.  Source and Amount of the Funds

N/A

Item 4.  Purpose of the Transaction

     The ownership which is the subject of this Schedule was acquired by Reporting Person for the purpose of investment originally in 2000. Reporting Person sold 4,400,000 shares of common stock of issuer to Top Group Corp. on Jnauary 15, 2003. No further filings on Form 13d are required for Reporting
Person hereafter unless new acquisitions are made. Reporting Person has no further plans which relate to or would result in any of the following.

        a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company except for the sale transaction to Top Group Corp. (reported herein) whereby Top Group Corp. purchased 4,400,000 shares from Reporting Person.

        b.     An  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization, or liquidation, involving the Company or any of its subsidiaries.

        c. A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        d. Reporting person is aware of the intended change of directors, which will be filed pursuant to Section 14 of the Securities & Exchange Act of 1934 and the appointment of Harry Yang as a Director, President, and CEO.

        e. Any material change in the present capitalization or dividend policy of the Company.

        f.     Reporting  Person is aware of the  acquisition by Top Group Corp.

        g. Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; provided, however, that the Reporting Person may exercise outstanding options to acquire Common Stock of the Company in his discretion, which exercise may have the effect of impairing or impeding the acquisition of control by a third party.

        h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        i. A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

        j.     Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         a. As of the date of the filing of this Schedule, Reporting Person is deemed to beneficially own 100,000 shares of Common Stock of the Company, representing 2% of the issued and outstanding Common Stock, after the reported sale of 4,400,000 shares herein. Prior to the sale, H. Daniel Boone owned 4,500,000 shares.

         b. H. Daniel Boone had sole power to vote and dispose of 4,400,000 shares of common stock as of January 15, 2003 and retains sole power to dispose of the remaining 100,000 shares of issuer.

         c.    Not Applicable

         d.    Not Applicable

         e.    Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
--------------------------------------------------------------------------------

There are no contracts, arrangements, understandings, or relationships of the type required to be disclosed under this Item between the Reporting Person and any other person, except as described in this Report and as contained in the Share Purchase Agreement between Reporting Person and Top Group Corp. relating to shares (incorporated herein by this reference).

Item 7. Exhibits

        10.1    Share Purchase Agreement

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 2003                /s/ H. Daniel Boone
                                        ------------------------------
                                        H. DANIEL BOONE